UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

TO THE STARS INC.

(Exact name of registrant as specified in its charter)

Delaware	84-3854992
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

315 S. Coast Highway 101, Suite U38
Encinitas, CA	92024
(Address of principal executive offices)	(Zip Code)

(760) 266-5313

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “To The Stars” or “the Company” or “us” or “we” refers to To The Stars Inc. and its subsidiary on a consolidated basis.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

You should particularly pay attention to the section “COVID-19” in “Management’s Discussion and Analysis.”

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ITEM 1. THE COMPANY’S BUSINESS

Overview

The Company, together with its subsidiary, is a globally diversified entertainment media company that was established as a public benefit corporation in 2017. We strive to be a revolutionary collaboration between academia, industry and pop culture to advance society’s imagination, curiosity and understanding of scientific phenomena and other mysteries of the universe. Our founders include a next-generation physicist, a career intelligence officer and an award-winning content creator and we specialize in creating, acquiring and commercializing entertainment intellectual property (“IP”) that is informed by the vast knowledge and experience of our own scientific advisory board.

Our Company’s scientific advisory team of distinguished scientists, academics and former US Government insiders that are able to leverage their expertise and connections to prestigious institutions and access credible information to help inform and inspire compelling original content. They also help us continue our public benefit initiative of education, awareness and support of scientific advancement and decoding some of the biggest mysteries in the universe. This includes, but is not limited to, public outreach through mainstream media about facts and exciting theories surrounding unidentified aerial phenomenon, in-depth academic discussions about scientific mysteries through our own podcast series and supporting advanced scientific research, engineering and academic initiatives that could benefit humanity.

The Company operates primarily through its wholly owned subsidiary, To The Stars Media Inc. (“TTSM”), an award-winning content producer, independent publisher and consumer branded-product creator with strong worldwide, direct-to-consumer distribution. TTSM licenses and develops original intellectual property that spans film, television, books, music and merchandise.

In February 2021, the Company announced a strategic reorganization that will allow it to build on the momentum of the businesses where we are seeing the highest success to accelerate growth in our entertainment initiatives. To achieve our goals, we have refocused our operations by scaling back initiatives in science and tech commercialization and are placing a greater emphasis on developing and producing content in film and TV. The Company intends to continue to support science and technology research and education as it relates to its public benefit mission with the help of its scientific advisory board.

As part of the strategic refocus, on March 24, 2021, the Company signed a co-production agreement with Cartel Pictures, a production, finance and distribution company owned and controlled in part by our director, Stan Spry. We expect this collaboration to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. Mr. Spry’s Cartel Pictures has produced over 125 feature films, television series and television movies over the last nine years and has sold and packaged hundreds more. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. See “Interest of Management and Others in Certain Transactions.”

On June 1, 2021, the Company entered into a merchandising agreement with My Products, LLC (“My Products”) (the “Merchandise Agreement”), wherein, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms. See “Interest of Management and Other in Certain Transactions” for details.

On June 14, 2021, the Company appointed Stan Spry, the founder and CEO of Cartel Entertainment and Cartel Pictures, as a Director of the Company. See “Directors, Executive Officers and Significant Employees.”

On November 30, 2021, the Company amended its name from “To The Stars Academy Of Arts and Science Inc.,” to “To The Stars Inc.” in order to better reflect the Company’s focus on entertainment.

Our Mission

Our mission is to be a vehicle for change by inspiring a newfound appreciation and understanding of the profound, yet unresolved, mysteries of the universe that can have a positive impact on humanity. We are working to achieve our mission by combining the power and community of entertainment media with the knowledge and curiosities of our dedicated scientific advisory board. With the Company’s access to both credible and incredible information, we offer informed storytelling where the line between science and science fiction is often blurred. Our goal is to create stories with authenticity and legitimacy that matter historically and culturally.

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Principal Products and Services

Film & Television/Streaming Series

The Company produces and licenses original stories across a variety of genres from science fiction to comedy and formats, including scripted or animated. There are approximately 19 projects in full-length feature films and television or streaming series at various stages of development at the time of this report. TTSM’s percentage of ownership and participation will vary depending on if the project is self-funded, co-funded by our production partner Cartel Pictures or includes a third-party financier. Program development is directed by TTSM and carried out in collaboration with writers, producers and creative teams. For any piece of content there are numerous strategic distribution paths and revenue streams to exploit. The main sources include producer fees and revenue participation once profit is attained after monetizing through domestic box office, streaming (subscription video on demand, advertising-based video on demand, transactional video on demand), international distribution, resell and reuse fees, merchandising, sequels/prequels/remakes/spinoffs and library. The main expenses in film and television include production budget, interest, distribution fees, overhead, marketing, publicity and advertising.

In October 2020, the script for the feature film ‘Monsters of California’ was sold to MOCA LLC (“MOCA”), a single purpose LLC co-owned by our CEO’s company, My Films LLC (“My Films”), and our director Stan Spry’s company Cartel Pictures. The feature film is co-financed by My Films and Cartel Pictures. Once certain financial targets have been reached, TTSM receives a script fee and shares in backend participation of profits. Screen Media acquired the worldwide rights to the film in October of 2022 and there are plans underway for a 2023 release. The Company is currently working on a merchandising offering for the film for its online store.

On March 24, 2021, the Company officially signed a co-production agreement with Cartel Pictures to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. There are approximately 19 projects at various stages of development across feature films, TV or streaming series, live action and animated.

In May 2022, Legendary Television, a division of the leading mass  media company Legendary Entertainment, acquired the rights to the Sekret Machines sci-fi thriller novels for television series development. Dan Farah (Ready Player One, The Shannara Chronicles), who brought the project to Legendary, and Tom DeLonge will executive produce the adaptation of the popular books under To The Stars Media.

In August 2022, the Company announced that Tubi will expand its adult animated programming, giving a green light to Breaking Bear, an adult animated comedy series from The Wild and Wonderful Whites of West Virginia director Julien Nitzberg, Creepshow producer Cartel Entertainment, and Blink-182 frontman Tom DeLonge’s To The Stars Media. Tubi is an American over -the-top content platform and ad-supported streaming service owned by Fox Corporation.

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Books

TTSM is an independent publisher with a retail distribution deal with Simon & Schuster. We sell our books directly and worldwide through our TTSM online store and digital ebook service providers Apple and Amazon. All other retail channels go through Simon & Schuster. Since 2015, TTS has published a variety of titles now owned under the TTSM brand. This includes the Sekret Machines fiction trilogy, Sekret Machines non-fiction trilogy, Poet Anderson trilogy, Poet Anderson comic books, Poet Anderson graphic novel, Strange Times: The Ghost and the Girl, the children’s picture books The Lonely Astronaut on Christmas Eve, Who Here Knows Who Took My Clothes, Strange Times: The Curse of Superstition Mountain. TTSM also published and has the option to turn into a movie or series Bob Lazar: Dreamland and the two books in the Cathedrals of Glass series. Many of these books serve as the foundation for development in movie and tv/streaming scripts with additional books currently in development.

Consumer-Branded Products and Retail

The Company sells its owned brands TTSM, Sekret Machines, Poet Anderson, The Lonely Astronaut on Christmas Eve-branded products directly to its consumers through its ToTheStars Media internet site. It also has the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell Angels & Airwaves and Tom DeLonge-branded merchandise. TTSM also has a licensing agreement to produce and distribute Box Car Racer vinyl.

From April 1, 2021, when the Company moved out of its Encinitas office and retail location, the Company operated autonomously out of a warehouse in Carlsbad, California that required no long-term lease until January 2023 where its fulfillment operations were taken over by the Gnarlywood Group in the same location, which also did not require a long-term contract. Gnarlywood handles fulfillment for some of the biggest entertainment groups worldwide under an efficient process that includes robots and personal touch. This change will allow the Company’s merchandise operation to grow at scale while trimming internal overhead costs associated with fulfillment in the future.

In September 2021, TTSM partnered with BMG’s Rise Records and Angels & Airwaves to be the primary online retail distribution center for their new album ‘Lifeforms,’ including physical CD’s and vinyl records. The album subsequently reached #1 on the Billboard vinyl sales charts the week of release.

In 2021, the Company released the following brand-related products:

●	Angels & Airwaves ‘Lifeforms’ album and related merchandise

●	Reissued Box Car Racer self-titled vinyl

●	Axe Heaven x Tom DeLonge signature Box Car Racer Epiphone replica miniature

●	Sekret Machines Volume 1: Gods paperback edition

●	Boomer Talking Plush Toy

●	The Evolution Skateboard Series

●	To The Stars Record Players

In 2022, the Company continued to sell brand-related products but had no other significant media or consumer-branded releases in 2022 while it focused on accelerating the investment and development of its major media programming in TV and Film that can bring the greatest growth to the Company.

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Our Scientific Advisory Board

Our Company’s advisory team of distinguished scientists, academics and former US Government insiders that are able to leverage their expertise and connections to prestigious institutions and access credible information to help inform and inspire compelling original content. They also help us continue our public benefit initiative of education, awareness and support of scientific advancement and decoding some of the biggest mysteries in the universe. This includes, but is not limited to, public outreach through mainstream media about facts and exciting theories surrounding unidentified aerial phenomenon, in-depth academic discussions about scientific mysteries through our own podcast series and supporting advanced scientific research, engineering and academic initiatives that could benefit humanity.

In December 2017, the Company made history by leveraging our team’s access to become the very first company to obtain official U.S. Government footage of unidentified aerial phenomenon that had gone through the declassification process and approved for public release. The footage was released with the launch of The VAULT (formerly the Community of Interest) where we gave access to information analyzed by our team of experts that educated viewers about the advanced technology depicted in the footage. We believe that this analysis by best-in-class experts helped to drastically change the conversation about UAPs from a fringe topic to a credible and serious subject matter attracting headlines from mainstream media outlets around the world, including the New York Times, Washington Post, POLITICO, ABC, NBC, Fox News, BBC, Scientific American, NPR and CNN. The US Navy and Pentagon further confirmed publicly the videos were real and depicted UAPs. This coverage brought high brand visibility, cemented the credibility of the Company as an educational institution and established us as an unrivaled leader in the field of unidentified aerial phenomena research. The information we shared on our site and within the annotated videos have been viewed over 28 million times on YouTube. Our team of experts were invited to give briefings to the U.S. Government and its highest levels of policy makers on Capitol Hill, as documented on our HISTORY docuseries ‘UNIDENTIFIED: Inside America’s UFO Investigation,’ and by the end of 2020 the Senate Select Committee on Intelligence had approved and enacted legislation to establish an official UAP Task Force that would report their findings to the public.

In 2020, after COVID-19 was declared a national emergency, we saw a significant standstill in the science and technology initiatives that were part of our now retired science and technology division. This includes Space-Time Metric Engineering, Beamed Energy Propulsion Launch Systems, SCOUT, VAULT and A.D.A.M., due to the U.S. Government shifting focus and priorities as well as laboratories being closed down. The Company continues to stay open to potential opportunities where these initiatives could be brought back to life.

In an effort to adapt to a new global landscape that presents new challenges and opportunities, in February 2021, the Company announced a strategic reorganization that will allow it to build on the momentum of the businesses where we are seeing the highest success to accelerate growth in our entertainment initiatives. To achieve our goals, we refocused our operations by scaling back initiatives in science and tech commercialization and are placing a greater emphasis on developing and producing content in film and TV. The Company intends to continue to support science and technology research and education as it relates to its public benefit mission with the help of its scientific advisory board.

The A.D.A.M. Research Project:

In July 2018, the Company launched the A.D.A.M. Research Project, an academic study focused on exotic materials for technology innovation. A.D.A.M. is an acronym for the Acquisition and Data Analysis of Materials. Within one year this division acquired a collection of material samples reported to come from advanced vehicles of unknown origin from all over the world. In July 2019, we purchased multiple pieces of metamaterials and an archive of initial analysis and research for materials whose structure and composition were not from any known existing military or commercial application. The ownership of these assets would allow rigorous scientific evaluations to determine their function and possible technology applications. In 2022, the Company continued its work in this area as it relates our Collaborative R&D Agreement with the U.S. Army.

U.S. Army Collaborative Research and Development Agreement

In 2019, we entered into a Collaborative Research and Development Agreement with the U.S. Army’s Combat Capabilities Development Command (“USACCDC”) to advance developments in material science, space-time metric engineering, quantum physics, beamed energy propulsion and active camouflage. After the pandemic halted research for most of 2020 and 2021, in 2022, the USACCDC continued to focus on testing the anomalous materials that we provided to them in order to determine the possible uses in a military or civilian environment. This program is a major component of our public benefit mission to advance and support scientific research related to scientific mysteries.

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Public Benefit Corporation

We operate in a manner that balances the stockholders’ pecuniary interests, the best interests of those materially affected by the Company’s conduct, and the public benefits identified in the Company’s certificate of incorporation.

We have consistently expanded initiatives that advance the understanding of human knowledge about scientific phenomena while educating and informing the public. This includes educating policymakers in the U.S. Government, including our work to inform high-level decision making in the Department of Defense that may lead to the Navy issuing official guidelines for reporting UAPs. This is the first step for better reporting, better data and better research for the future of understanding the phenomenon. Our continued efforts to gain awareness and credibility for UAP research was validated by the official release in April 2020 from the Pentagon of three videos previously released by us that received over 28 million views. The Pentagon also officially confirmed the videos were factually considered Unidentified Aerial Phenomenon for the very first time. We then embarked on a press tour to engage the public and commend the Department of Defense and hope that they continue educating the public to better understand these phenomena. The Unidentified Aerial Phenomena Task Force was also subsequently approved in August 2021, by Deputy Secretary of Defense David Norquist as part of the Department of Defense 2021 Defense Authorization Act. In May 2022, for the first time in half a century, the House Intelligence Committee’s Counterterrorism, Counterintelligence and Counterproliferation subcommittee held a hearing on unidentified aerial phenomena that have been observed by military pilots and others over the past couple of decades.

In 2020, we launched the TTSA Talks program to bring awareness and education to its mission by publishing conversations and interactive question and answer sessions with experts and other stakeholders. The program commenced in May 2020 with former Deputy Assistant Secretary of Defense for Intelligence and TTSA Advisor at the time, Chris Mellon, engaging in a live Q&A session on Twitter to answer people’s questions. In 2020, the TTSA Talks Podcast spent over four months at the top of the New Science Podcasts on Apple and as of April 2021 has a 4.8-star rating from over two hundred reviewers. We continued the program in 2022 with a three-part series of an academic discussion of the history and complexity of unidentified aerial phenomena as it relates to our non-fiction series Sekret Machines: Gods, Man & War, hosted by scholar and author Peter Levenda and former intelligence official Jim Semivan. All podcasts can be viewed on the Apple Podcasts website or app.

Market

Globally, according to PricewaterhouseCoopers’s 2020-2026 Global Entertainment and Media Outlook perspectives report, total global entertainment and media (E&M) revenue rose a strong 10.4% in 2021, resuming its trend of outpacing global growth. In 2022, the US$2.5tn global industry is expected to grow 7.3%, and it should notch a 4.6% CAGR through 2026.

After lockdowns associated with COVID-19 led to increased consumer interest in digital content and services, such as streaming entertainment and online shopping, some streaming platforms struggled to add or keep new subscribers in 2022, but we believe that consumers will continue to demand new content for streaming.

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After surging in 2020, over-the-top (OTT) video streaming grew an additional 22.8% in 2021, pushing revenue to US$79.1bn. It is expected to grow at a 7.6% CAGR through 2026, when revenue will be US$114.1bn.

●	Traditional TV, beset by competition from OTT streaming services, will see global revenue shrink at a -0.8% CAGR, from US$231bn in 2021 to US$222.1bn in 2026.

●	Cinemas, which are slowly reviving from the COVID shutdowns, won’t regain their 2019 revenue total of US$45.2bn until 2023.

●	According to Grand View Research Book Market & Trend Report, the global books market size was valued at USD 138.35 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 1.9% from 2022 to 2030. Increasing consumer spending on books supported by rising incomes and interest, as well as continued innovations in the format that have enhanced the overall reading experience, are among the key factors boosting the market.

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Brand Visibility

Our Company has a high brand visibility due to our strong social networking strategies and followers. Our combined social media followings including for Tom DeLonge, Angels & Airwaves, To the Stars, and other original brands as of April 26, 2023 are as follows:

●	Facebook – 1,730,500
●	Twitter – 988,100
●	Instagram – 1,552,000
●	YouTube – 380,500

Competition

The Company’s media and entertainment business competes with all forms of entertainment. A significant number of companies produce and/or distribute theatrical and television films and exploit products in the home entertainment market. We also compete to obtain creative and performing talent, story properties and advertiser support that are essential to our success. The success of entertainment operations is heavily dependent upon public taste and preferences. In addition, operating results fluctuate due to the timing and performance of releases in the theatrical, home entertainment and television markets. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods.

The Company’s internet websites and digital products compete with other websites and entertainment products. The licensing and retail business compete with other licensors, retailers and publishers of character, brand and celebrity names, as well as other licensors, publishers and developers of online video content, internet websites, other types of home entertainment and retailers of consumer-branded merchandise. The licensing, retail and wholesale businesses are influenced by seasonal consumer purchasing behavior, which generally results in higher revenues during the Company’s fourth quarter, and by the timing and performance of theatrical releases and programming broadcasts. Revenues fluctuate based on the timing of releases and performance of our digital media content, viewership levels and digital platforms, and the demand for content.

TTS competes for consumer discretionary spending on entertainment and media products and services. Many companies operate in entertainment media in the wider sense. Examples include:

●	Marvel. Marvel is a wholly owned subsidiary of The Walt Disney Company and has a library of over 8,000 characters featured in a variety of media. Marvel utilizes its character franchises in entertainment, licensing and publishing.

●	DC Comics. DC Comics is a subsidiary of Warner Bros. Entertainment, a division of Time Warner, and is one of the largest and oldest American comic book companies and produces multi-media material featuring its comic book characters.

●	LucasFilm. LucasFilm (acquired by The Walt Disney Company in 2012) is among the world’s leading entertainment service companies and a pioneer in visual effects and sound across multiple mediums.

As with the above-listed competitors, our entertainment media has a loyal fan base that is invested in its branded franchises, while our competitors have a longer history and superior resources that may be put to use to offer lower prices, even to uneconomic levels that the Company cannot match.

Employees

As of April 26, 2023, we have five employees all of whom are employed in TTSM, and some of our employees provide services to both TTSM and the rest of the Company.

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Intellectual Property

We continue to evaluate appropriate intellectual property protection for its commercial branding.

‘To The Stars’ and ‘To The Stars Academy of Arts and Science’ are registered trademarks of the Company.

TTSM also has an established trademark and copyright portfolio for its brands and regularly consults with intellectual property counsel to protect that portfolio of new and existing properties. TTS also relies on content, logos, and designs related to our brands, as seen on our website, www.tothestars.media.

TTS is aware of a current trademark rights-holder, ‘Strange Music’, that has in the past filed oppositions to TTS’s class 9 and 25 trademark applications for the ‘Strange Times’ mark. TTS has abandoned those applications.

TTSM executed a co-existence agreement with Gildan Apparel, trademark rights-holder of certain ‘Secret’ word marks in Canada in relation to TTS’s ‘Sekret Machines’ mark.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Management of TTS is not aware of any other pending or threatened legal actions relating to its intellectual property, conduct of its business activities or otherwise.

THE COMPANY’S PROPERTY

The Company currently has no significant property.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company’s primary focus of business is through our subsidiary To The Stars Media Inc. TTSM creates and licenses original content across a variety of media platforms including music, books, movies and television. TTS also manufactures brand-related novelty merchandise, sold direct to consumers primarily through its own e-commerce channel. Existing products may be found at www.tothestars.media. As announced in February 2021, the Company has focused away from its original science and technology commercialization initiatives and instead is concentrated on original entertainment content informed by its scientific advisory board. The board will also help the Company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

TTS is a vertically integrated entertainment company that creates, produces, and distributes original and licensed multi-media content, including music, books, and film. We measure performance of that business by profit, profit margin, sell-through rate, daily sales revenue, number of orders/customers, average order value, average value engagement ratios (number of people engaging in content or spending time on site), user conversion ratio, customer acquisition cost, customer satisfaction and retention, repeat purchases, email campaign indicators (e.g., open rate, click-through rate, user conversion), and customer engagement, including social media impressions, interaction, click-through, and time spent on site. The Company has an e-commerce platform on which it sells full assortment of the Company’s branded digital products and physical merchandise.

We recognize revenue related to the sales of products and services in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to our customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recognized from our in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, we recognize revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the criteria for capitalization.

RESULTS OF OPERATIONS

Results for the Years Ended December 31, 2022 and 2021

Our revenues for the year ended December 31, 2022 (“FYE 2022”), were $689,174 compared to $1,617,512 for the year ended December 31, 2021 (“FYE 2021”), a 57% decrease. The 2022 decrease in net revenues was primarily attributable to lower direct-to-consumer sales on the Company’s e-commerce platform, due to fewer new and/or limited-edition product releases during FYE 2022 as compared to FYE 2021, while the Company focused on its TV and Film development.

During FYE 2022, book, music and merchandise sales accounted for 17%, 2% and 79% of the Company’s revenues, respectively. While during the same period in 2021 book, music and merchandise sales accounted for 7%, 8% and 75% of the Company’s revenues, respectively. The change was due to no new music releases during 2022. TTS has a strong existing retail customer base with a returning customer rate of 42.23% as FYE 2022. We are able to nimbly respond to demand for various products that we can sell directly via our own online retail channels. In FYE 2022, over 90% of the Company’s revenues were derived from its online operations.

Cost of revenues includes merchandise costs, shipping costs, artist royalties and consulting and content costs which do not meet the criteria for capitalization. Cost of revenues in FYE 2022 was $482,771, a 44% decrease from $867,379 in FYE 2021. The decrease in cost of revenues during FYE 2022 was primarily attributable to the lower sales volumes realized by the Company during FYE 2022. Gross margins decreased from 46% in FYE 2021 to 30% in FYE 2022. The decrease in gross margins was due to changes in product mix and increased costs of sales, including royalty splits under the Angels & Airwaves merchandise agreement.

The Company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization. Operating expenses in FYE 2022 increased to $1,545,915 from $1,331,529 in FYE 2021, or 16%. The increase in operating expenses was due to an increase in stock-based compensation of $303,193 in FYE 2022 over FYE 2021, which was the largest operating expense in FYE 2022 at $706,586, and our second largest operating expense in FYE 2021 at $403,393. These amounts relate to compensation given as stock-based awards, including stock options, warrants and restricted stock grants, and are measured at fair value on the date of grant and recognized over the associated vesting periods.

Until our entertainment and merchandising assets begin to earn more revenue, our CEO has been providing working capital to the company through the purchase of notes and other debt obligations, which he converts into shares of the Company’s Class A Common Stock. Until the company’s entertainment and merchandising streams of revenue have begun to grow, we use the issuance of stock options and other equity awards as a way to reward our employees and encourage retention.

Other components of operating expense decreased as follows: Sales and marketing expenses decreased by $66,809 (16%) due primarily to decreased wages; General and Administrative expenses decreased $7,201 (2%); and Depreciation and Amortization expenses decreased by $14,797 (29%) due to maturing assets.

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The Company’s interest expense increased in FYE 2022 to $13,284 from $4,084 in FYE 2021. This increase was due to interest accrued for related party convertible notes at 6% interest rate.

The Company and its CEO entered into an Amendment to the Binding Term Sheet that involved terminating our services agreement with our CEO and capital contributions from the CEO through June 30, 2021 of $941,964 in which he received 784,970 shares of Common Stock. In connection with this agreement, additional advances totaling $392,200 made by Mr. DeLonge to the Company through December 31, 2021 were also converted to 326,834 shares of Class A common stock at the price per share of $1.20. Also in 2021, we terminated the Consulting Agreement with Vivaris under which we owed J. Christopher Mizer $170,000. This debt was extinguished for a payment of $40,000 cash and the issuance of 108,333 shares of Common Stock. For details see “Interest of Management and Others in Certain Transactions.”

As a result of the foregoing factors, the Company’s net loss from operations was $1,339,512 in FYE 2022 compared to $581,396 in FYE 2021. The majority of these losses were due to lower revenues and stock-based compensation expense (See Note 6 of the Audited Financial Statements). Like many early-stage companies, the Company has compensated certain people in stock as opposed to cash.

LIQUIDITY AND CAPITAL RESOURCES

We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our ongoing costs. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

At December 31, 2022, the Company had total current assets of $237,580. Current assets consisted primarily of $64,904 in cash, $25,831 in accounts receivable, $90,004 in inventory, $11,833 in prepaid author royalties, and $45,008 in other current assets primarily consisting of prepaid insurance.

At December 31, 2022, the Company had total current liabilities of $325,224. Current liabilities consisted primarily of accounts payable, current credit card activity, accrued payroll, accrued offering costs and insurance expenditures.

At December 31, 2022, we had negative working capital of $87,644 compared with positive working capital of $119,733 as at December 31, 2021.

The Company’s CEO provided total advances of $459,581 during 2022 in the form of a convertible note. For details see “Interest of Management and Others in Certain Transactions.” There is no guarantee that our CEO will continue to provide capital to our Company.

The Company’s majority shareholder has indicated their intention to provide additional capital if needed to the Company.

Operating Activities

Cash used in operating activities was $549,628 for FYE 2022, compared to cash used in operating activities of $307,928 for FYE 2021. The increase in cash used in operating activities was primarily due to lower net income.

Investing Activities

Cash used in investing activities was $13,400 in FYE 2022 related to purchase of media assets and our investments in joint ventures.

Financing Activities

Cash provided by financing activities decreased to $525,264 for FYE 2022, from $472,963 for FYE 2021. During FYE 2022, our financing activities were primarily related to issuance of convertible notes payable and net proceeds from Reg A common stock sales.

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Regulation A Offerings

The Company’s fourth Regulation A offering was qualified on March 31, 2022 and was terminated on November 3, 2022. The Company sold approximately 97,757 shares with gross proceeds of $488,790 before offering costs. Offering costs paid were $413,537.

Indebtedness

Debt with Related Party

Amounts due to Mr. DeLonge under related party transactions totaled $459,581 as of December 31, 2022 and $0 as of December 31, 2021. The 2022 advances are in the form of Convertible Notes. Total advances of $727,043 made by Mr. DeLonge during 2021 were converted to shares of Class A common stock.

Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Other Debt Instruments

On April 15, 2020, the Company received loan proceeds in the amount of $96,600, pursuant to the Paycheck Protection Program (“PPP”), which was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act’) enacted March 27, 2020. The PPP loan was forgiven on June 4, 2021.

Convertible Note Purchased by Our CEO

On March 8, 2022, Mr. DeLonge purchased a note that converts to Class A common stock for $300,000. The note accrues interest at 6% per annum and matures on December 31, 2023. During 2022, additional capital contributions made by Mr. DeLonge of $150,011 were agreed to be added to the convertible note. The total amount of the convertible note including interest at December 31, 2022 is $459,581. Interest expense accrued for the year ended December 31, 2022 ws $9,570. The note automatically converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 382,984 shares of Class A common stock. At any time on or after the Maturity Date, at the election of the Holder, this Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by the conversion price of $1.20. At issuance and at December 31, 2022, the convertible note cannot be converted by terms of the agreement. See “Risk Factors – We expect to raise additional capital through equity offerings, potentially providing substantial discounts on shares of Class A Common Stock to large investors, and to provide employees with equity incentives.” See also Exhibit 6.25 filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

On December 31, 2022, the note was amended for a total principal sum of $459,581 to include additional advances and accrued interest during 2022.

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Trend Information

In February 2021, the Company announced a strategic reorganization that will allow it to build on the momentum of the businesses where we are seeing the highest success to accelerate growth in our entertainment initiatives. To achieve our goals, we have refocused our operations by scaling back initiatives in science and tech commercialization and are placing a greater emphasis on developing and producing content in film and TV. The Company intends to continue to support science and technology research and education as it relates to its public benefit mission with the help of its scientific advisory board.

As part of the strategic refocus, on March 24, 2021, the Company signed a co-production agreement with Cartel Pictures to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. See “Interest of Management and Others in Certain Transactions.”

In 2022, the Company made significant advancements in its entertainment initiatives through its Cartel Pictures relationships. There are approximately 19 programs at various stages of development across TV and Film. In addition, in 2022, the Legendary Television acquired the rights to the Sekret Machines sci-fi thriller novels and Tubi entered into an agreement to develop Breaking Bear, an adult animated comedy series from The Wild and Wonderful Whites of West Virginia, that is a joint venture under the Cartel Co-Production agreement. More information can be found in “The Company’s Business – Principal Products and Services.”The Company is currently evaluating different funding mechanisms, including additional corporate structuring, to accelerate progress, scale and expand, including institutional monies, foundations, private equity and angel investment.

The novel coronavirus (or COVID-19), and the emergence of new strains of the virus, has created and is expected to continue to create economic and social uncertainty throughout the world, even as countries begin vaccine rollout. The ultimate impact of COVID-19 is difficult to predict, but it is possible that such outbreak could have an enduring and materially adverse impact on global, national and local economies and supply chains. In particular, disruptions to commercial activity relating to the imposition of quarantines and travel restrictions, or failures to contain the virus despite these measures along with the vaccine or the reduced government focus on scientific endeavors related to our mission, could materially and adversely impact the Company, both in the near-and long-term.

To date, COVID-19 has not affected the Company’s ability to source materials or products for its operations. Consequently, we have not made changes to our planned projects described above, but this could change depending on the extent and duration of the pandemic. However, the situation around COVID-19 and related market behavior could change and we may need to make some adjustments to our plans.

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In February 2022, we entered into a consulting agreement with Exchange Listing, LLC (“Exchange Listing”), under which Exchange Listing was retained to provide advisory and capital market services for $5,000 per month for a minimum of six months. Total cash paid in 2022 was $25,000. As part of Exchange Listing’s compensation under the agreement, Exchange Listing was to receive 255,654 shares of the Company’s Class A Common Stock that were held in our Treasury pending completion of certain requirements plus warrants to purchase 250,000 shares of Class A Common Stock at an exercise price of $2.00 per share for a period of five years, among other antidilution rights and rights of participation in future offerings. The Advisory agreement was terminated in March 2023 and all stock was returned to the treasury. Exchange Listing retained its warrants, which expire on January 19, 2027.

ITEM 3. DIRECTORS AND OFFICERS

As of April 30, 2023, the Company’s executive officers, directors, and significant employees were as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Officers:
Thomas DeLonge	President, Interim Chief Executive Officer	47	Appointed to indefinite term of office. May 25, 2017	Full-time
James Semivan	Vice President Operations	70	Appointed to indefinite term of office. May 25, 2017	Contractor
Louis Tommasino	Treasurer Chief Financial Officer	60	Appointed to indefinite term of office. May 25, 2017	Contractor
Kari DeLonge	Chief Content Officer, President of TTSM	41	Appointed to indefinite term of office. August 9, 2017	Full-time
Lisa Clifford	Secretary	55	Appointed to indefinite term of office. May 25, 2017	Full-time
Directors:
Thomas DeLonge	Director	47	Appointed to indefinite term of office. March 14, 2017
James Semivan	Director	70	Appointed to indefinite term of office. March 14, 2017
Stan Spry	Director	46	Appointed to indefinite term of office. June 14, 2021
J. Christopher Mizer	Director	56	Appointed to Indefinite term of office. May 14, 2019

We are organized as a Delaware public benefit corporation. Under Section 365 of the DGCL, the Board of Directors is required to manage or direct the business and affairs of the Company in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the Company’s conduct, and the specific public benefit or public benefits identified in our certificate of incorporation. A director does not have any duty to any person on account of any interest of such person in the public benefit or public benefits identified in the certificate of incorporation or on account of any interest materially affected by the Company’s conduct and, with respect to a decision implicating the balance requirement discussed above, will be deemed to satisfy the director’s fiduciary duties to stockholders and the Company if the director’s decision is both informed and disinterested and not such that no person of ordinary, sound judgment would approve. Our Amended and Restated Certificate of Incorporation includes a provision that any disinterested failure to satisfy DGCL §365 shall not, for the purposes of Sections 102(b)(7) or 145 of the DGCL, or for the purposes of any use of the term “good faith” in the Certificate of Incorporation or the Bylaws of the Company in regard to the indemnification or advancement of expenses of officers, Directors, employees and agents, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

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Thomas DeLonge – Founder, Chairman of the Board and Interim Chief Executive Officer

Thomas DeLonge is the founder, Chairman of the Board and interim CEO of the Company. His award-winning entertainment career spans over two decades with music sales of over 25 million records worldwide with the bands he co-founded, Blink182 and Angels & Airwaves. Since 2011 at TTS., Mr. DeLonge has co-authored and published multiple chart-topping books, written and directed both live action and animated films as well as created various multimedia franchises that have expanded into successful merchandise brands. Prior to forming the Company, Mr. DeLonge co-founded Really Likeable People, Inc. (“RLP”), the parent company of multiple international consumer lifestyle brands and the technology platform, Modlife, Inc., which formed in 2007 and empowered artists with digital content monetization tools. Mr. DeLonge has been recognized for his creative endeavors across music, books, and film including awards for Best Group Video at the 2000 MTV Video Music Awards, 2011 Best Director at Athens International Film Festival, 2014 Best Animated Short Film at the Toronto International Short Film Festival, 2016 Best Teen Fiction by the Benjamin Franklin IPBA Book Awards, and 2017’s UFO Researcher Of The Year awarded by The OpenMinds.tv.

James Semivan – Founder, Vice President Operations, Director

James Semivan is a co-founder and Vice President Operations of the Company. Prior to joining us in 2017, Mr. Semivan was, and still is, the owner of a consulting firm called JimSem1, Inc. (formerly JimSem1, LLC), which he founded in 2007 after retiring from the Central Intelligence Agency that year. Since his retirement, Mr. Semivan has been primarily working for JimSem1, where he has been consulting with the Intelligence Community (IC) on a variety of classified topics that include IC Leadership training, CIA Tradecraft training and IC programs for countering weapons of mass destruction. Mr. Semivan retired from the Central Intelligence Agency’s Directorate of Operations after 25 years working as an operations officer both overseas and domestically. He was a member of the CIA’s Senior Intelligence Service. Mr. Semivan has a BS and a BA degree from The Ohio State University and a MA in English Literature from San Francisco State University.

J. Christopher Mizer – Director

J. Christopher Mizer currently serves on our Board of Directors. He has held this position since May 14, 2019. He is the current co-founder of Vivaris Capital and has held such position since Vivaris Capital was established in June of 1998. Vivaris Capital invests in and acquires middle-market businesses in a broad range of industries that are leaders in their market niches. Mr. Mizer serves as the chairman of each of the portfolio companies that Vivaris Capital invests in and guides key strategic decisions and their execution. He began his career as a research assistant with The Center for Economic Issues, a think-tank focused on economic development. Mr. Mizer has taught business strategy, finance and entrepreneurship at the graduate level at Case Western Reserve University, John Carroll University, and the University of California, San Diego and at the undergraduate level at San Diego State University. He earned a B.S. (biology, applied math), B.A. (economics), M.S. degrees (biology - neurogenetics), and MBA (finance, accounting) degrees from Case Western Reserve University.

Louis Tommasino – Treasurer, Chief Financial Officer

Louis Tommasino is our Treasurer and Chief Financial Officer, working with the Company’s subsidiary TTS since 2015 and with its former parent company, RLP, since 2004. He is also the owner of Louis Tommasino CPA & Associates, a firm providing tax services, auditing and financial consulting, including business planning and management services to his clients. Since 1996, he has grown his practice to nine employees with over 500 clients in various industries, including entertainment and bio-tech. He also works with non-profit organizations, trusts, estates, and individuals. He has worked with several small and start-up companies in Arizona and California. He is a member of the American Institute of Certified Public Accountants, the California Society of CPAs, and the Commonwealth Financial Network of Massachusetts. Mr. Tommasino graduated with a Bachelor of Science in Business Administration from Arizona State University and holds a CPA license both in the states of Arizona and California.

Kari DeLonge – Chief Content Officer, President of To The Stars Media Inc.

Kari DeLonge is the Chief Content Officer for the Company and the President of the Company’s subsidiary To The Stars Media Inc. She served as Chief Marketing and Product Officer of company subsidiary TTS since its inception in 2011, overseeing worldwide media launches including Billboard Top 200 albums, critically acclaimed independent films and award-winning books. Prior to TTS, she served as Product Manager at a technology platform, Modlife, Inc., where she was in charge of content monetization, merchandise manufacturing and distribution, e-commerce as well as multi-channel marketing for major music acts on the platform. Starting in 2000, she served for seven years as Global Marketing Director for consumer lifestyle brands Atticus Clothing and Macbeth Footwear. She holds a BA degree in Accounting and a BBA degree in business and marketing, graduating magna cum laude from the University of San Diego. Ms. DeLonge and Mr. DeLonge are siblings.

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Lisa Clifford – Secretary

Lisa Clifford is the Secretary of the Company, the Secretary for the Company’s subsidiary TTS and also serves as the Executive Assistant to Tom DeLonge. She has spent her career in entertainment, media and merchandising. Ms. Clifford has served as Mr. DeLonge’s Executive Assistant for the past 14 years, not only managing Mr. DeLonge’s day-to-day schedule of press and meetings, but also his recording and touring schedules. She is also responsible for coordinating projects and events for TTS. Prior to joining TTS, Ms. Clifford performed similar roles at RLP. Ms. Clifford holds a B.A. degree in advertising from California State University, Fullerton.

Stan Spry – Director

Stan Spry has been the Founding Partner and CEO of the Cartel (Cartel Entertainment, Cartel Pictures, Cartel Studios International and Cartel Enterprises) since December 18, 2009. Mr. Spry is a Producer and Literary Manager and represents top tier writers, directors, producers, show runners, and production companies for feature films, television, and new media. Mr. Spry has produced over 125 feature films, television series and television movies over the last nine years and has sold and packaged hundreds more. Mr. Spry has been responsible for developing, producing, selling and/or overseeing approximately $250,000,000 in production. Mr. Spry interfaces with, and does deals with, every studio, network, distribution company and agency in Hollywood. Some of his most well-known projects include the hit series’ Creepshow for AMC, Day of the Dead for Syfy, Twelve Forever for Netflix and feature films like Jeepers Creepers 3, Guns Girls and Gambling and Toys of Terror.

Advisory Board

The Company’s Advisory Board consists of accomplished scientists, researchers, inventors, and former intelligence and governmental officials with a proven track record of success in their respective fields. The Advisory Board is composed of, Dr. Adele Gilpin, Dr. Norman Kahn, Joe Schurman, Dr. Paul Rapp, Chris Herndon, and Dr. Harold E. Puthoff.

Dr. Adele Gilpin

Dr. Adele Gilpin is a scientist with biomedical academic and research experience as well as an active, licensed, attorney. She served on the faculty at the Johns Hopkins Bloomberg School of Public Health, the University of Maryland School of Medicine, and the Medical College of Pennsylvania. She has taught biostatistics, epidemiology, and the design and conduct of clinical trials. Dr. Gilpin led an international team of scientists and physicians in designing and implementing two multi-project programs that were together awarded $10 million by NIH and has designed and conducted multiple clinical trials. Her regulatory law practice focuses on FDA regulated products such as medical devices and pharmaceuticals, and on research law. Since the program’s inception in 2007, Dr. Gilpin has collaborated with the DOD’s Traumatic Injury Research Program at the Uniformed Services University of the Health Sciences. She was awarded the E. Randolph William award for exceptional pro bono service in both 2009 and 2011. She received BA, MA and PhD degrees from Temple University (psychology; quantitative psychology) and a JD from Georgetown University Law Center (cum laude).

Dr. Norman Kahn

Dr. Norman Kahn currently is a consultant on national security matters for the U. S. Government, with a focus on preventing the use of biological weapons of mass destruction/disruption. Dr. Kahn had over a 30-year career with the Central Intelligence Agency, culminating in his development and direction of the Intelligence Community’s Counter-Biological Weapons Program. Dr. Kahn is the recipient of the Agency’s Distinguished Career Intelligence Medal and the Director of National Intelligence’s National Intelligence Distinguished Service Medal. Dr. Kahn has a B.S. degree in biology from the City College of New York and a Ph.D. in oceanography from the University of Rhode Island.

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Joe Schurman

Joe Schurman is a member of the Company’s Advisory Board. He provides thought leadership within the field of Cloud Native Product Engineering Services focused on artificial intelligence to process and analyze data through machine learning, cognitive services, and intelligent analytics services. He also advises the Company’s research and development initiatives focused on new digital products. He has over 25 years of experience in the information technology industry with organizations that include PricewaterhouseCoopers (“PwC”), Slalom, Microsoft Research, Accenture, IBM and HP. He has experience in research and development, strategy, product engineering, and technology advisory for industry-leading, global, and public sector organizations. Joe is a published author, global speaker and thought leader in areas that include artificial intelligence, communications and cloud computing. Joe is currently a Partner at PwC, a global consultancy and digital solutions provider, where he leads Cloud Product Engineering Services within the Health Industry Advisory organization providing consultation to leading healthcare providers, pharmaceutical, life sciences, and payor organizations focused on genomics and rare disease research, patient experience/consumerism solutions and public cloud enablement. Within the U.S. public sector, Joe has provided software engineering services for several agencies, including NASA, White Sands Missile Testing Facility and Johnson Space Center.

Dr. Paul Rapp

Dr. Paul Rapp is a Professor of Military and Emergency Medicine at the Uniformed Services University and Director of the Traumatic Injury Research Program. He also holds a secondary appointment as a Professor of Medical and Clinical Psychology. He is a past editor of Physica and has served on the editorial boards of the International Journal of Bifurcation and Chaos, Chaos and Complexity Letters, and Cognitive Neurodynamics. Past honors include a Certificate of Commendation from the Central Intelligence Agency for “significant contributions to the mission of the Office of Research and Development.” Dr. Rapp attended the University of Illinois and received bachelor’s degrees in Physiology (minor in Chemistry, Summa cum Laude) and Engineering Physics (Summa cum Laude). He received his Ph.D. from Cambridge University, working under the supervision of Professor Sir James Lighthill in the Department of Applied Mathematics and Theoretical Physics.

Chris Herndon

Chris Herndon is a C-level executive and entrepreneur and currently serves as Chief Operating Officer of TechCentrics, Inc. Previously, he served for more than twenty years in the federal government, most recently as Deputy Assistant to the President and the Director of White House Information Technology. Prior to his position at the White House, Chris held C-Level and senior IT leadership positions with some of Washington DC area’s most respected government systems integrators, including Client Executive for CSRA, Chief Technology Officer for SRA International, Managing Director for MorganFranklin Corp., and COO/Co-Founder of TechCentrics, Inc. He began his career in telecommunications as a Department of the Navy civilian, where he supported organizations such as the National Reconnaissance Office, Office of Naval Research, Office of the Secretary of Defense, and the White House Communications Agency. He holds a B.S. in electrical engineering from the University of Maryland.

Harold E. Puthoff

Dr. Harold E. Puthoff is a co-founder of the Company, and recently left his position on the Company’s board of directors to serve on our Advisory Board. Prior to joining us in in 2017, Dr. Puthoff was, and still is, President and CEO of EarthTech International, Inc. (ETI), and Director of the Institute for Advanced Studies at Austin (IASA), positions he has held since 1985. In those positions, he has published numerous papers on electron-beam devices, lasers and space propulsion and has patents issued in the laser, communications, and energy fields. Dr. Puthoff’s professional background spans more than five decades of research at General Electric, Sperry, the National Security Agency, Stanford University, SRI International, and, since 1985, as President of ETI and Director IASA. Dr. Puthoff regularly serves various corporations, foundations, NASA, and other government organizations as advisor on leading-edge technologies and future technology trends. He earned his Ph.D. from Stanford University in 1967.

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For the fiscal year ended December 31, 2022, we compensated our three highest paid executive officers and directors on a consolidated basis as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Kari DeLonge	Chief Content Officer, President of TTSM	$118,000	$	*	$118,000
Lisa Clifford	Secretary	$75,600	$	**	$75,600
J. Christopher Mizer	Director	$30,000		-	$30,000

* Ms. DeLonge has not received any new stock options in 2022. Currently, she holds 785,240 fully vested stock options that have an exercise price of $0.003 per share, and expire on June 6, 2027.

** Ms. Clifford has not received any new stock options in 2022. She has 1,750 stock options that fully vested April 25, 2022, with an exercise price of $0.003 per share, and expire on April 25, 2029.

Stan Spry, who serves as a director on our board, is eligible to receive non-qualified stock options to purchase 150,000 shares of Class A Common Stock at the sole discretion of the Board of Directors, which terms and exercise price will be set at the time of grant. For the fiscal year ended December 31, 2022, J. Christopher Mizer was paid $30,000 in director’s fees. No other directors were compensated for their services as directors in 2022. There were a total of four persons in this group.

Second Amended and Restated Equity Incentive Plan

The Company has an equity incentive plan, the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”) that allows the board of directors, or a committee thereof, to grant awards consisting of stock options, stock awards, and restricted stock units to employees, non-employee members of the board of directors of the Company or its affiliates, and consultants and other independent advisors who provide services the Company or its affiliates. As of April 27, 2023, the Equity Incentive Plan was authorized to issue options to purchase 3,791,336 shares of Class Common Stock. As of December 31, 2022, 531,730 shares remain available to be issued under the Equity Incentive Plan. The exercise price of the options issued under the Plan shall not be less than 100% of the fair market value of the Company’s Class A Common Stock on the date of grant. If an option grant is made to an employee that also holds 10% or more of the Company’s outstanding Class A Common Stock, then the exercise price of the option shall be no less than 110% of the fair market value of the Class A Common Stock on the date of grant. For more details, see the Equity Incentive Plan filed as Exhibit 6.20.

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets out, as of April 26, 2023, the Company’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the Company’s voting securities.

Title of Class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Class A Common Stock	Gravity Holdings LLC (3)	8,655,835 shares(4)	N/A	52.16%
Class A Common Stock	Jennifer DeLonge	1,886,008 shares	N/A	11.37%
Class A Common Stock	Directors and Officers as a group	9,852,549 shares(4)	1,086,990 shares (5)	65.92	%(5)

(1) The address for all beneficial owners is c/o To The Stars Inc., 1150 Garden View Road, Box #230393, Encinitas, California 92024.

(2) Based on 13,909,664 outstanding shares of Class A Common Stock, plus 2,686,578 shares of Class A Common Stock subject to outstanding stock option and warrant grants, for a total of 16,596,242 shares of Class A Common Stock on a fully diluted basis and assuming all stock options have been exercised.

(3) The DeLonge Family Trust is the sole member of Gravity Holdings, LLC. Thomas DeLonge is the sole trustee of the DeLonge Family Trust.

(4) This amount does not include shares issuable upon conversion of a note purchased by Mr. DeLonge for consideration of $459,581 during 2022. The note converts into Class A Common Stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 382,984 shares of Class A Common Stock. See “Risk Factors – We expect to raise additional capital through equity offerings, potentially providing substantial discounts on shares of Class A Common Stock to large investors, and to provide employees with equity incentives.” See also “Interest of Management and Others in Certain Transactions.”

(5) Acquirable from the exercise of stock options granted under the Equity Incentive Plan, assuming the vesting of all of the individual owner’s options. For details regarding the Equity Incentive Plan see “Compensation of Executive Officers and Directors – Second Amended and Restated Equity Incentive Plan” and Exhibit 6.20.

(6) This percentage has been calculated based on the amount of shares each executive officer and director owns now, plus the amount that person is entitled to acquire, and assumes all outstanding stock options are vested and exercised.

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ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has elected not to be governed by Section 203 of the DGCL. Section 203 contains prohibitions from companies engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder. An interested stockholder includes owners of more than 15% of the outstanding voting stock of the Company.

Cartel Pictures – Co-Production Agreement

On March 24, 2021, the Company signed a co-production agreement with Cartel Pictures, a production, finance and distribution company owned and controlled in part by our director, Stan Spry, for the purpose of bringing together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. Stan Spry is the Founding Partner and CEO of Cartel Entertainment and Cartel Pictures and was granted 300,000 stock options exercisable for shares of the Company’s Class A Common Stock in connection with his board service. He also is eligible for consideration to receive 150,000 stock options at the discretion of the Company’s Board of Directors. For details see “Compensation of Directors and Executive Officers.”

My Products, LLC – Merchandising and Licensing Agreement with Related Party

In connection with the conversion of debt the Company owed to Mr. DeLonge into the Company’s Class A Common Stock (see “Debt with Related Party,” below), the Company entered into a Merchandising Agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”) on June 1, 2021. Under the Merchandise Agreement, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. This licensing agreement covers only Angels & Airwaves merchandise and does not include a license to Angels & Airwaves’ music. We have a relationship with labels to purchase music media, like vinyl records, at wholesale. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement, which has been filed as an Exhibit 6.17. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company. See Exhibit 6.26.

DeLonge – Binding Term Sheet and Termination of Services Agreement

The Company entered into the Binding Term Sheet, dated December 24, 2020, under which the Company sold Love Movie LLC and its intellectual property to Thomas DeLonge, for total consideration of $525,000 comprising $125,000 and forgiveness of debt amounting to $400,000 of unpaid Minimum Royalty Guarantees under the AvA Licensing Agreement (dated April 26, 2017, and amended in a side letter dated August 29, 2020). Under this Binding Term Sheet, the Company and its wholly-owned California subsidiary, TTSM, terminated the AvA Licensing Agreement and agreed to provide Mr. DeLonge with the services of TTSM’s employees between January 1, 2021, and March 31, 2021, for a monthly fee of $15,000 for the purpose of engaging the sale, manufacture, exploitation and promotion of TTSM merchandise and media. For details, see Exhibit 6.14. On June 1, 2021, the Company entered into an Amendment to the Binding Term Sheet with Mr. DeLonge, whereby, the Company agreed to terminate the previous services agreement with Mr. DeLonge and ceased to provide any services to Mr. DeLonge. Along with the termination of the services, Mr. DeLonge agreed to provide a capital contribution to the Company in exchange for common stock of the Company. The Company and Mr. DeLonge agreed that the total capital contribution was $941,964 for payments made on behalf of the Company through June 30, 2021. In exchange for the capital contribution the Company issued Mr. DeLonge 784,970 shares of its common stock at a price per share of $1.20 to be held by Gravity Holdings, LLC. See Exhibit 6.16.

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Vivaris Debt Reduction

On June 23, 2021, the Company entered into a Payment Agreement with Vivaris Capital, LLC, (“Vivaris”) wherein, the Company terminated the Consulting Agreement and agreed that the Vivaris was owed a total of $170,000 as compensation for services rendered under the Consulting Agreement. Vivaris and the Company agreed that the Company would pay Vivaris forty thousand ($40,000) dollars as a cash payment and that the $130,000 remaining would be settled in the Company’s common stock. In exchange for the cancellation of the $130,000 remaining to Vivaris the Company issued Vivaris 108,333 shares of its common stock at a price per share of $1.20. J. Christopher Mizer, who sits on the Company’s board of directors, is a co-founder of Vivaris. See Exhibit 6.18.

Debt with Related Party

Collectively, monies due to Mr. DeLonge under related party transactions totaled additional advances of $607,121 as of December 31, 2021 that were converted to 1,111,804 shares of Class A common stock in connection with the June 1, 2021 Binding Term Sheet agreement mentioned above. See Exhibit 6.16.

Accounts payable

As of December 31, 2022, there is a balance due to My Products LLC and Thomas DeLonge recorded in the company’s accounts payable in the amount of $30,073. The accounts payable consist of $18,066 for legal fees paid by Mr. DeLonge on behalf of To the Stars, Inc., and $12,007 due to My Products, LLC for royalties.

Conversion Note Purchased by Our CEO

On March 8, 2022, Mr. DeLonge purchased a note that converts to Class A common stock for $300,000. The note accrues interest at 6% per annum and matures on December 31, 2024. During 2022, additional capital contributions made by Mr. DeLonge in the total amount of $150,011 were agreed to be added to the convertible note. The total amount of the convertible note including interest at December 31, 2022 is in the amount of $459,581. Interest expense accrued for the year ended December 31, 2022 is in the amount of $9,570. The note automatically converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 382,984 shares of Class A common stock. At any time on or after the Maturity Date, at the election of the Holder, this Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by the conversion price of $1.20. At issuance and at December 31, 2022, the convertible note cannot be converted by terms of the agreement. See “Risk Factors – We expect to raise additional capital through equity offerings, potentially providing substantial discounts on shares of Class A Common Stock to large investors, and to provide employees with equity incentives.” See also Exhibit 6.25.

On December 31, 2022, the note was amended for a total principal sum of $459,581 to include additional advances and accrued interest during 2022.

ITEM 6. OTHER INFORMATION

None.

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ITEM 7. FINANCIAL STATEMENTS

TO THE STARS INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of

December 31, 2022 and 2021

Together with

Independent Auditors’ Report

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To The Stars Inc.

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INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

of To The Stars Inc.

Opinion

We have audited the accompanying consolidated financial statements of To The Stars Inc. and subsidiaries (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of To The Stars Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of To The Stars Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about To The Stars Inc.’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of To The Stars Inc.’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about To The Stars Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon
Newport Beach, California
April 28, 2023

F-1

TO THE STARS INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
Assets
Current assets
Cash	$64,904	$102,668
Accounts receivable, net	25,831	92,083
Inventory	90,004	102,787
Prepaid author royalties	11,833	20,401
Other current assets	45,008	43,711
Total current assets	237,580	361,650
Prepaid author royalties, net of current portion	74,514	74,514
Property and equipment, net	5,635	10,015
Media assets, net	15,047	40,366
Investments in joint ventures	116,300	109,700
Other assets	36,000	36,000
Total assets	$485,076	$632,245

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$128,653	$143,350
Accrued liabilities	196,571	98,567

Total current liabilities	325,224	241,917

Related party convertible notes	459,581	-

Total long-term liabilities	459,581	-
Total liabilities	784,805	241,917

Commitments and contingencies (Note 5)

Stockholders’ Equity (Deficit):
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of December 31, 2022 and 2021	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 13,909,664 and 13,811,907 shares issued and outstanding as of December 31, 2022 and 2021, respectively	1,391	1,381

Additional paid-in capital	57,548,092	56,886,263
Accumulated deficit	(57,849,212)	(56,497,316)
Total Stockholders’ Equity (Deficit)	(299,729)	390,328
Total Liabilities & Stockholders’ Equity (Deficit)	$485,076	$632,245

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

Revenues	$689,174	$1,617,512

Cost of revenues	482 ,771	867,379

Gross profit	206,403	750,133

Operating expenses:
General and administrative	461,904	494,105
Sales and marketing	340,926	382,735
Stock-based compensation	706,586	403,393
Depreciation and amortization	36,499	51,296
Total operating expenses	1,545,915	1,331,529

Operating loss	(1,339,512)	(581,396)

Other income (expenses):
Gain on SBA PPP loan forgiveness	-	96,600
Loss on disposal of fixed assets	-	(106,340)
Interest income	2,500	3,070
Interest expense	(13,284)	(4,084)
Total other income (expenses)	(10,784)	(10,754)

Loss before provision for income taxes	(1,350,296)	(592,150)

Provision for income taxes	1,600	1,600

Net loss	$(1,351,896)	$(593,750)

Net loss per share: basic and diluted	$(0.10)	$(0.04)
Weighted average number of shares outstanding: basic and diluted	13,843,795	13,215,445

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Class A		Class B		Additional		Total Stockholder’s
	Common Stock		Common Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2020	12,782,679	$1,278	5,400	$1	$55,018,808	$(55,903,566)	$(883,479)
Conversion of Class B common stock to Class A common stock	5,400	1	(5,400)	(1)	-	-	-
Stock-based compensation	-	-	-	-	403,393	-	403,393
Cancellation of Class A common stock	(196,310)	(20)	-	-	20	-	-
Accounts payable and amounts due to related party converted to Class A common stock	1,220,138	122	-	-	1,464,042	-	1,464,164
Net loss	-	-	-	-	-	(593,750)	(593,750)
Balance at December 31, 2021	13,811,907	$1,381	-	$-	$56,886,263	$(56,497,316)	$390,328

Proceeds from Regulation A offering, net of offering costs	97,757	10	-	-	75,243	-	75,253
Stock-based compensation	-	-	-	-	706,586	-	706,586
Accrued offering costs	-	-	-	-	(120,000)	-	(120,000)
Net loss	-	-	-	-	-	(1,351,896)	(1,351,896)
Balance at December 31, 2022	13,909,664	$1,391	-	$-	$57,548,092	$(57,849,212)	$(299,729)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,351,896)	$(593,750)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	4,380	15,583
Amortization	32,119	35,713
Loss on disposal of fixed assets	-	106,340
Stock-based compensation	706,586	403,393
Gain on forgiven SBA PPP loan	-	(96,600)
Changes in operating assets and liabilities:
Accounts receivable, net	66,252	(35,766)
Inventory	12,783	6,194
Prepaid author royalties	8,568	12,442
Other current assets	(1,297)	(37,654)
Accounts payable	(14,697)	(175,732)
Accrued liabilities	(12,426)	51,909
Net cash used in operating activities	$(549,628)	$(307,928)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of media assets	(6,800)	-
Investments in joint ventures	(6,600)	(109,700)
Net cash used in investing activities	$(13,400)	$(109,700)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Regulation A offering	488,790	-
Regulation A offering costs	(413,537)	-
Proceeds from short-term loans and advances	-	8,800
Repayments on short-term loans and advances	-	(142,958)
Proceeds from related party revolving line of credit, borrowings and advances	-	607,121
Proceeds from related party convertible notes	450,011	-

Net cash provided by financing activities	$525,264	$472,963

(Decrease) increase in cash and cash equivalents	(37,764)	55,335
Cash and cash equivalents, beginning of year	102,668	47,333
Cash and cash equivalents, end of year	$64,904	$102,668

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,714	$4,084
Cash paid for income taxes	$1,600	$1,600

Noncash investing and financing activities:
Accrued offering costs	$120,000	-
Accrued interest on convertible notes	9,570	-
Accounts payable and amounts due to related parties converted to Class A common stock:	-	1,464,164

The accompanying notes are an integral part of these consolidated financial statements.

F-5

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

On November 30, 2021, the Company amended its name from “To The Stars Academy Of Arts and Science Inc.,” to “To The Stars Inc.” in order to better reflect the Company’s focus on entertainment.

To the Stars Inc. (which may be referred to as “TTS”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS has created an entertainment, aerospace and science consortium that inspires and collaborates with global citizens to investigate the outer edges of science and unconventional thinking in order to push human knowledge and capability forward. The Company’s headquarters are located in Encinitas, California.

To The Stars Inc. is the parent company of To The Stars Media, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars Media has developed several branded media properties, which are included within the consolidated financial statements of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management’s Plans

The Company is still in the development stage and operates at a loss. To date revenues generated from operations have not been sufficient to fund operations. Thus, until the Company can generate sufficient cash flows to fund operations, the Company remains dependent on raising additional capital through debt and/or equity transactions.

During 2022, the Company commenced the filing of its Fourth Regulation A offering (the “Fourth Offering”) to raise additional capital to fund ongoing operations. The Company could sell up to $30,000,000 of shares of Class A common stock under this Fourth Offering. As of December 31, 2022, the Company had raised approximately $488,790 under this Fourth Offering, receiving proceeds, net of offering costs, of approximately $75,253 during 2022.

The Company’s majority shareholder has committed to provide additional capital if needed to the Company for a period of at least 12 months from the issuance date of these financial statements. During 2022, Gravity Holdings provided additional funding of $459,581 in Convertible Notes at an annual interest rate of 6.0%, per annum.

Currently, the Company does not have any commitments or assurances for additional capital, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

F-6

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Inc. from the date of its Inception and its subsidiary To The Stars Media for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, fair value of stock-based compensation, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of December 31, 2022 and 2021, the allowance was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Deferred Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheets. The deferred offering costs are netted against the proceeds of the offering in consolidated statements of changes in stockholders’ equity (deficit) or the related debt. There are no deferred offering costs as of December 31, 2022 or 2021.

F-7

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Investments in Joint Ventures

On March 24, 2021, the Company officially signed a co-production agreement with Cartel Pictures to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. There are currently an estimated 19 at various stages of development including scripted feature films, an animated full-length movie and unscripted series.

Per the co-production agreement, the parties will mutually approve all agreements for the distribution, exhibition or other exploitation of productions, as well as the identity of the licensee/network/studio/distributor. All proceeds from the distribution of productions will be split equally between TTS and Cartel, after recoupment of production costs (and any other costs incurred by either or both parties in connection with the development, production or marketing of any production).

The Company made investments in three joint ventures with Cartel Pictures in 2021, each representing a 50% ownership. In 2022, the Company made no significant investments as most projects are in the scriptwriting and idea-creation phase. As a result, there is currently no financial activity to report for these Joint Ventures beyond the initial investments listed in the financial statements. As of December 31, 2022, material assets of the Joint Ventures included approximately $48,500 in cash and $199,100 in capitalized development costs.

The Company accounts for these investments using the equity method whereby the initial investment is recorded at cost and subsequently adjusted by the Company’s share of income or loss from the joint venture(s.) Investments in these joint ventures for the years ended December 31, 2022 and 2021 were $116,300 and $109,700, respectively.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the years ended December 31, 2022 and 2021, there was no impairment of pre-publication costs.

F-8

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. As of December 31, 2022 and 2021, the Company had prepaid royalty advances totaling $86,347 and $94,915, respectively, in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenue is recognized from the Company’s in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. The nature of the Company’s business allows for customers to return previously purchased goods for a return or exchange which may result in a reduction of the Company’s revenues. These sales returns have not been significant to the Company’s revenues in the accompanying financial statements.

For the years ended December 31, 2022 and 2021, all of the Company’s revenues consisted of sales of physical merchandise, and sales of music, books or other media delivered in electronic formats.

Cost of Revenues

Cost of revenues consists of payment & distribution fees, merchandise costs, shipping costs, consulting and content costs which do not meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $76,896 and $89,533 for the years ended December 31, 2022 and 2021, respectively.

F-9

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Stock-Based Compensation

The Company uses ASC 718 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Revenues and Accounts Receivable

The Company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the Company primarily through digital sales of the Company music products and then remits the monies collected to the Company. These revenues represented approximately 0% and 4% of total revenues for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, accounts receivable from this third-party represented 0% of accounts receivable, respectively. The loss of this third-party provider would not have a material impact on the Company’s consolidated financial statements.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

F-10

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party advances, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company’s common stock equivalents consist of common stock issuable upon the exercise of options, warrants, and convertible notes. As of December 31, 2022 and 2021, the effect of dilutive securities was anti-dilutive and thus is not included.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU-2016-02, Leases (Topic 842), which among other things requires the recognition of lease assets and lease liabilities by leases, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. When effective, the ASU will supersede FASB ASC 840, Leases, and adds Topic 842, Leases, to the FASB ASC. In addition to replacing FASB ASC 840 with FASB ASC 842, the ASU amends and supersedes a number of other Topics throughout the FASB ASC. Subsequent to the issuance of ASU 2016-02, the FASB issued the following ASU’s that address additional matters and improvements to guidance in FASB ASC 842. These include ASU 2018-10 Codification Improvements to Topic 842, Leases, ASU 2018-11 Leases (Topic 842) Targeted Improvements, ASU 2018-20 Leases (Topic 842) Narrow-Scope Improvements for Lessors, ASU 2019-01 Leases (Topic 842) Codification Improvements, ASU 2021-05 Leases (Topic 842) Lessors-Certain Leases with Variable Lease Payments, and ASU 2021-19 Leases (Topic 842) Discount Rate for Lessees That Are Not Public Business Entities. The amendments in these standards are effective for fiscal years beginning after December 15, 2021. The Company has adopted these standards effective January 1, 2022, with no impact on the Company’s financial statements.

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt —Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). This update simplifies the accounting for certain convertible instruments by removing the separation models for convertible debt with a cash conversion feature and for convertible instruments with a beneficial conversion feature. As a result, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. Additionally, this update amends the diluted earnings per share calculation for convertible instruments by requiring the use of the if-converted method. The treasury stock method is no longer available. Entities may adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for public businesses, excluding entities eligible to be smaller reporting companies, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. We adopted ASU 2020-06 on January 1, 2022 using the modified retrospective method of transition with no impact on our financial position or results of operations.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at December 31, 2022 and 2021:

	2022	2021
Furniture and fixtures	$25,274	$25,274
Machinery and equipment	159,489	159,489
Leasehold improvements	-	-
Total property and equipment	184,763	184,763
Less accumulated depreciation	(179,128)	(174,748)
	$5,635	$10,015

Depreciation expense for the years ended December 31, 2022 and 2021 was $4,380 and $15,583, respectively.

F-11

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Media assets consisted of the following at December 31, 2022 and 2021:

	2022	2021
Music	$322,576	$322,576
Books and other media	385,156	385,156
Website development and content	188,882	182,082
Total media assets	896,614	889,814
Less accumulated amortization	(881,567)	(849,448)
	$15,047	$40,366

Amortization expense for the years ended December 31, 2022 and 2021 was $32,119 and $35,713, respectively. Future estimated amortization expense for the years ending December 31, 2023 are $9,709; 2024 are $4,910; 2025 are $214; and $214 for 2026.

NOTE 4 – BORROWINGS

Short-term Loans and Advances

During the years ended December 31, 2022 and 2021, the Company obtained short-term merchant loans, which totaled $0 and $8,800, respectively, from several lenders used to fund operations. These loans included origination fees and interest expense totaling $0 and $4,908, for the years ended December 31, 2022 and 2021, respectively. Average annual interest on these loans were 0% for the years ended December 31, 2022 and 2021. These loans were, for the most part, secured by expected future sales transactions of the Company. During the years ended December 31, 2022 and 2021, the Company made payments of the origination fees, interest and loan principal totaling $0 and $147,866, respectively. At December 31, 2022 and 2021, the amounts owed under these arrangements were $0. These loans contained various financial and non-financial covenants. As of December 31, 2022 and 2021, the Company was in compliance with these covenants.

Long-Term Loans

On April 15, 2020, the Company received loan proceeds in the amount of $96,600, pursuant to the Paycheck Protection Program (“PPP”), which was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) enacted March 27, 2020. Under the terms of the loan, the SBA could grant forgiveness of the loan. The Company requested and received forgiveness of the loan on June 4, 2021.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. As of December 31, 2022 and 2021, except as previously disclosed, there was no pending or threatened litigation.

Leases

On December 2, 2015, the Company entered into a lease agreement for its corporate office in Encinitas, California. The lease was for 108 months through August 2024 with monthly lease payments ranging from $5,150 to $7,508. The lease commenced September 1, 2015 and the Company received the first three months rent-free. The Company and landlord agreed to an early termination of its lease in February 2021 and has no further obligations on the lease thereafter. In the year ended December 31, 2021, the Company recorded a loss of $106,340 on the termination due to abandoned leasehold improvements and furnishings, net of accumulated depreciation.

F-12

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Rent expense was $0 and $19,001 for each of the years ended December 31, 2022 and 2021, respectively.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay-related product. Such commitments generally become due only upon delivery and Company’s acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 6 – STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of December 31, 2022 and 2021.

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of December 31, 2022 and 2021, there were 13,909,664 and 13,811,907 shares of Class A common stock outstanding, respectively.

During the year ended December 31, 2021, 196,310 shares of Class A common stock that had been previously rescinded were formally cancelled. As the financial impacts of this recission were fully recorded in previous periods, the only impact during the year ended December 31, 2021 was the removal of the cancelled shares and the related par value.

See Note 7 for additional stock issuances.

The Company was previously authorized to issue 9,000 shares of Class B common stock. The Class B common stock had specific voting rights which required the majority of the Class B common stockholders’ affirmative vote on items such as amendments to certificate of incorporation, bylaws, authorized shares, change in control, sale of debt or equity, etc. The Class B common stock were converted into Class A common stock on a one for one basis on February 26, 2021. On April 9, 2021, the Company amended its Articles of Incorporation, wherein, the Company removed the Class B Common Stock. As of December 31, 2022 and 2021, there were 0 shares of Class B common stock outstanding.

F-13

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Regulation A Offerings

During 2022, the Company commenced its fourth Regulation A offering (the “Fourth Offering”) to raise additional capital to fund ongoing operations. The Company can sell up to $30,000,000 of shares of Class A common stock under this Fourth Offering. As of December 31, 2022, the Company has raised approximately $488,790 under this Fourth Offering, receiving proceeds, net of offering costs, of approximately $75,253 during 2022. The Fourth Offering was terminated on November 3, 2022.

During 2022, as part of the Fourth Offering, the Company agreed to pay $120,000 of professional marketing fees in exchange for shares of Class A common stock. The current liability of $120,000 would result in the issuance of 24,000 Class A shares if issued at $5.00 per share, the price of which is subject to change. As of April 27, 2023, no shares have yet been issued.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Original Plan”). Under the terms of the Original Plan, the Company was authorized to issue 17,500,000 shares of Class A common stock. On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to reduce the maximum number of shares of common stock reserved for issuance under the Original Plan to 2,518,514 shares. This was again amended twice during the year ended December 31, 2021 to increase the number of shares of common stock reserved for issuance under the plan to 3,043,556 and then to 3,791,336 through the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”).

The Equity Incentive Plan allows the board of directors, or a committee thereof, to grant awards consisting of stock options, stock awards, and restricted stock units to employees, non-employee members of the board of directors of the Company or its affiliates, and consultants and other independent advisors who provide services the Company or its affiliates. The exercise price of the options issued under the Plan shall not be less than 100% of the fair market value of the Company’s Class A common stock on the date of grant. If an option grant is made to an employee that also holds 10% or more of the Company’s outstanding Class A common stock, then the exercise price of the option shall be no less than 110% of the fair market value of the Class A common stock on the date of grant.

F-14

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

During the year ended December 31, 2021, the Company granted stock options to purchase 361,000 shares of Class A common stock, of which 62,054 vested immediately upon issuance. The remainder vest over a period of 36 months. No stock options were granted or executed during the year ended December 31, 2022.

The fair values of options granted were $0 and $268,483 in the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, there were 531,730 shares available for issuance under the Equity Incentive Plan.

During the years ended December 31, 2021, the Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	6.50
Risk-free interest rate	0.27-0.49%
Expected volatility	75.0%
Annual dividend yield	0.0%

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

F-15

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

A summary of the Company’s stock option activity and related information is as follows:

		Weighted Average	Weighted Average Remaining
	Number of	Exercise	Contractual
	Shares	Price	Term
Outstanding at December 31, 2020	1,977,578	$0.003	7.2
Granted	361,000	1.830	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2021	2,338,578	$0.285	6.4
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2022	2,338,578	$0.285	5.7

Exercisable at December 31, 2022	2,178,434	$0.198	5.7

During the years ended December 31, 2022 and 2021, the Company recognized $271,484 and $403,393, respectively, of stock compensation expense related to stock options. Future stock option compensation expense related to the options to be recognized during the years ending December 31, 2023 and 2024 is expected to be $73,015 and $12,323, respectively, which represents a weighted average remaining vesting period of approximately 14 months. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

Warrants

During the year ended December 31, 2022, the Company granted warrants to purchase 348,000 shares of Class A common stock which vested immediately. Of these warrants, 250,000 were attributed to the Reg offering and charged directly to Additional Paid-in Capital. No warrants were issued or granted in 2021.

The fair value of warrants granted in 2022 were $592,077, of which $156,975 was charged directly to Additional Paid-in Capital and $435,102 was charged to Stock Based Compensation.

During the years ended December 31, 2022, the Company valued the warrants using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	5.0-10.0
Risk-free interest rate	0.27-2.95%
Expected volatility	75.0%
Annual dividend yield	0.0%

A summary of the Company’s warrants activity and related information is as follows:

		Weighted Average	Weighted Average Remaining
	Number of	Exercise	Contractual
	Shares	Price	Term
Outstanding at December 31, 2021	-	$-	-
Granted	348,000	2.012	5.7
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2022	348,000	$2.012	5.7

Exercisable at December 31, 2022	348,000	$2.012	5.7

NOTE 7 – RELATED PARTY TRANSACTIONS

On April 7, 2021, Vivaris Capital, of which board member Chris Mizer is a co-founder, converted $130,000 of long term-accounts payable for 108,334 shares of the Company’s Class A Common Stock at $1.20 per share.

On March 24, 2021, the Company signed a co-production agreement with Cartel Pictures, a production, finance and distribution company owned and controlled in part by our director, Stan Spry, for the purpose of bringing together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. Stan Spry is the Founding Partner and CEO of Cartel Entertainment and Cartel Pictures and was granted 300,000 stock options exercisable for shares of the Company’s Class A common stock in connection with his board service. He also is eligible for consideration to receive 150,000 stock options at the discretion of the Company’s Board of Directors.

Line of Credit

As of January 1, 2021, the Company had outstanding borrowings and accrued interest owing under a former Line of Credit agreement with a related party in the amount of $517,435 and $52,364, respectively. This total balance owed under the Line of Credit of $569,799 was converted to shares of Class A common stock in connection with the June 1, 2021 Amendment to the Binding Term Sheet discussed under Licensing Agreements and Royalties below.

F-16

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Advances and Loan

Monies due to Mr. DeLonge under related party transactions totaled $727,043 as of January 1, 2021. This balance plus additional advances of $607,121 made by Mr. DeLonge during 2021 were converted to shares of Class A common stock in connection with the June 1, 2021 Amendment to the Binding Term Sheet discussed under Licensing Agreements and Royalties below.

Licensing Agreement and Royalties

On December 24, 2020, the Company entered into the Binding Term Sheet under which the Company sold Love Movie LLC and its intellectual property to Thomas DeLonge for total consideration of $525,000 comprising $125,000 cash payment and forgiveness of debt amounting to $400,000 of unpaid Minimum Royalty Guarantees under the AvA Licensing Agreement discussed above. Under this Binding Term Sheet, the Company and its wholly-owned California subsidiary, TTSM, terminated the AvA Licensing Agreement and agreed to provide Mr. DeLonge with the services of TTSM’s employees between January 1, 2021 and March 31, 2021, for a monthly fee of $15,000 for the purpose of engaging the sale, manufacture, exploitation and promotion of TTSM merchandise and media. The Company has accounted for the $525,000 purchase price as the transfer of an asset for liabilities for which has been recorded within additional paid-in capital.

On June 1, 2021, the Company entered into an Amendment to the Binding Term Sheet with Mr. DeLonge, whereby, the Company agreed to terminate the previous services agreement with Mr. DeLonge and ceased to provide any services to Mr. DeLonge. Along with the termination of the services, Mr. DeLonge agreed to provide a capital contribution to the Company in exchange for common stock of the Company. The Company and Mr. DeLonge agreed that the total capital contribution was $941,964 for payments made on behalf of the Company through June 30, 2021. In exchange for the capital contribution the Company agreed to issue Mr. DeLonge 784,970 shares of its Class A common stock at a price per share of $1.20, which was determined to be the fair value of the Company’s Class A common stock by a 409A valuation performed during the year ended December 31, 2021. In connection with this agreement, additional advances totaling $392,200 made by Mr. DeLonge to the Company through December 31, 2021 were also converted to 326,834 shares of Class A common stock at the price per share of $1.20.

My Products, LLC – Merchandising and Licensing Agreement with Related Party

In connection with the conversion of debt discussed above, the Company owed to Mr. DeLonge into the Company’s Class A Common Stock, the Company entered into a Merchandising Agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”) on June 1, 2021. Under the Merchandise Agreement, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. This licensing agreement covers only Angels & Airwaves merchandise and does not include a license to Angels & Airwaves’ music. The Company has a relationship with record labels to purchase music media, like vinyl records, at wholesale. The Merchandise Agreement also does not include licensing for Love Movie LLC, which was sold to Mr. DeLonge as part of the Binding Term Sheet dated December 24, 2020. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company. Merchandising Agreement expensed under this agreement was $26,175 and $36,000 in the years ended December 31, 2022 and 2021, respectively.

Convertible Note

On March 8, 2022, Mr. DeLonge purchased a note that converts to Class A common stock for $300,000. The note accrues interest at 6% per annum and matures on December 31, 2024. During 2022, additional capital contributions made by Mr. DeLonge in the amount of $150,011 were agreed to be added to the convertible note. The total amount of the convertible note including interest at December 31, 2022 is $459,581. Interest expense accrued for the year ended December 31, 2022 was $9,570. The note automatically converts to Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the note converts pursuant to a change of control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 382,984 shares of Class A common stock. At any time on or after the Maturity Date, at the election of the Holder, this Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by the conversion price of $1.20. At issuance and at December 31, 2022, the convertible note cannot be converted by terms of the agreement.

Accounts Payable

As of December 31, 2022, there is a balance due to My Products LLC and Thomas DeLonge recorded in the company’s accounts payable in the amount of $30,073. The accounts payable consist of $18,066 for legal fees paid by Mr. DeLonge on behalf of To the Stars, Inc., and $12,007 due to My Products, LLC for royalties.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended   December 31, 2022 and 2021:

	2022	2021
Current tax provision:
Federal	$-	$-
State	1,600	1,600
Total	1,600	1,600

Deferred tax provision:
Federal	(256,052)	(36,881)
State	(67,754)	(11,106)
Total	(323,806)	(47,987)
Valuation allowance	323,806	47,987
Total provision for income taxes	$1,600	$1,600

F-17

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31:

	2022	2021
Federal tax. Benefit at statutory rate	21.0%	21.0%
Permanent differences:
State taxes, net of federal benefit	1.3%	1.3%
Stock based compensation	1.7%	(14.2)%
Temporary differences:
Change in valuation allowance	(24.0)%	(8.1)%
Total provision for income taxes	0.0%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)
	2022	2021
Current:
Accruals and other	$8,556	$8,556

Noncurrent:
Net operating loss carryforwards	1,733,107	1,409,301
Valuation allowance	(1,741,663)	(1,417,857)
Net deferred tax asset	$-	$-

On December 31, 2022, the Company had net operating loss carry forwards of approximately $6,435,319 that may be offset against future taxable income through 2038. Net operating losses after 2017 for Federal purposes are unlimited. The difference between the Company’s tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2016. The Company currently is not under examination by any tax authorities.

The Company’s evaluation on December 31, 2022, revealed no uncertain tax positions that would have a material impact on the financial statements. The 2019 through 2021 tax years remain subject to examination by the IRS and the State of California. The Company does not believe that any reasonable possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

F-18

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to year-end, the related party My Products LLC has continued to provide advances to the Company as needed for operating capital.

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 28, 2023, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation (2)
2.4	Amended and Restated Bylaws (2)
2.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated July 1, 2020 (3)
2.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated April 9, 2021 (4)
2.7	Amendment to Bylaws (5)
2.8	Amendment to Amended and Restated Certificate of Incorporation dated December 7, 2021 (13)
3.1	Stockholders Agreement(1)
4.1	Form of Subscription Agreement governing first Regulation A offering from September 29, 2017 to September 29, 2018 (1)
4.2	Form of Subscription Agreement governing second Regulation A offering from July 12, 2019 to March 29, 2020 (6)
4.3	Form of Subscription Agreement governing second Regulation A offering from March 30, 2019 to July 12, 2020 (7)
4.4	Form of Subscription Agreement governing third Regulation A offering (8)
6.2	Notice of Grant of Stock Option (1)
6.3	Lock-Up Agreement (1)
6.4	Materials Study – Set A Program Statement of Work (9)
6.8	Independent Director Agreement dated May 14, 2019 (2)
6.9	Subscription Agreement dated May 14, 2019 (2)
6.10	Asset Purchase Agreement dated July 15, 2019 (11)
6.11	Cooperative Marketing Agreement dated July 11, 2019 (12)
6.12	Addendum to Cooperative Marketing Agreement dated April 15, 2020 (12)
6.13	Cooperative Research and Development Agreement dated October 10, 2019 (12)
6.14	Binding Term Sheet dated December 24, 2020 (4)
6.15	Cartel Co-Production Agreement dated March 29, 2021 (13)*
6.16	Amendment to Binding Term Sheet dated August 18, 2021 (13)
6.17	Merchandise Agreement dated June 1, 2021 (13)
6.18	Vivaris Capital Debt Payment Agreement dated June 23, 2021 (13)
6.19	Independent Director Agreement Amended and Restated dated January 1, 2021 (13) *
6.20	Second Amended and Restated 2017 Equity Incentive Plan (13)
6.21	Exchange Listing, LLC Consulting Agreement (13)*
6.22	Exchange Listing, LLC Stock Purchase Agreement (13)
6.23	Exchange Listing, LLC Warrant Agreement (13)*
6.24	Independent Director Agreement (June 14, 2021) (13)
6.25	Convertible Note (13)
6.26	Amendment to Merchandise Agreement dated December 21, 2021 (13)
6.27	Amendment to Convertible Note #

(1) Incorporated  by reference from the Company’s Form 1-A filed with the SEC July 10, 2017.

(2) Incorporated by reference from the Company’s Form 1-A on June 3, 2019.

(3) Incorporated by reference from the Company’s Form 1-U filed July 14, 2020.

(4) Incorporated by reference from the Company’s Form 1-K filed April 30, 2021.

(5) Incorporated by reference from the Company’s Form 1-U filed October 15, 2020.

(6) Incorporated by reference from the Company’s Form 1-A filed February 12, 2019.

(7) Incorporated by reference from the Company’s Form 1-U filed April 1, 2020.

(8) Incorporated by reference from the Company’s Form 1-A filed June 23, 2020.

(9) Incorporated by reference from the Company’s Form 1-SA filed September 26, 2018.

(10) Incorporated by reference from the Company’s Form 1-K filed April 30, 2019.

(11) Incorporated by reference from the Company’s Form 1-SA filed September 27, 2019.

(12) Incorporated by reference from the Company’s Form 1-A filed August 3, 2020.

(13) Incorporated by reference from the Company’s Form 1-A filed March 16, 2022.

* Portions of the exhibit have been omitted.

# Filed herewith.

24

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Encinitas, State of California, on April 28, 2023.

TO THE STARS INC.

/s/ Thomas M. DeLonge
By Thomas M. DeLonge, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Thomas M. DeLonge
Thomas M. DeLonge,
Director, Chief Executive Officer, and President
Date: April 28, 2023

/s/ Louis Tommasino
Louis Tommasino,
Chief Financial Officer and Principal Accounting Officer
Date: April 28, 2023

/s/ James Semivan
James Semivan,
Director
Date: April 28, 2023

/s/ Stan Spry
Stan Spry
Director
Date: April 28, 2023

/s/ J. Christopher Mizer
J. Christopher Mizer,
Director
Date: April 28, 2023

25